Exhibit 99.2

SUBSCRIPTION AGREEMENT

dated

December 15, 2019

Between

CL-TCC

and

ATA CREATIVITY GLOBAL

relating to the issuance, sale and purchase

of

common shares

of

ATA CREATIVITY GLOBAL

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into on December 15, 2019 by and among the party listed in Exhibit A attached hereto (the “Buyer”), and ATA Creativity Global (the “Company”), a company incorporated under the laws of the Cayman Islands. The Buyer and the Company is referred to herein as a “Party”, and collectively, the “Parties”.

W I T N E S S E T H:

WHEREAS, the Company desires to sell to the Buyer, and the Buyer desires to purchase from the Company, on the terms and subject to the conditions set forth herein, such number of Subscription Shares as provided herein, pursuant to an exemption from the registration requirements of the 1933 Act;

WHEREAS, upon consummation of the transactions contemplated by this Agreement, the Buyer shall be the holder and beneficial owner of its Subscription Shares; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements, and to prescribe certain conditions, with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.Definitions. The following terms, as used herein, have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. With respect to any natural Person, each of the following Persons is such Person’s Affiliate for purposes of this Agreement: (i) spouse, (ii) parents, and (iii) children.

“Applicable Law” or “Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, the PRC, the Cayman Islands or Hong Kong are authorized or required by Applicable Law to close.

“Closing Date” means the date of the Closing.

“Company Board” means the board of directors of the Company.

“Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, commitment, arrangement or understanding.

“Deposit Agreement” means the deposit agreement dated as of January 28, 2008 by and among the Company, the Depositary and all holders and beneficial owners of the American depositary shares of the Company, as may be amended from time to time.

“Depositary” means Citibank, N.A, acting in its capacity as depositary under the Deposit Agreement, and any successor depositary.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“to the Knowledge of” when used in reference to the Company or the Buyer, means (x) the actual knowledge of any director or executive officer of the Company or the Buyer, as applicable, after due and reasonable inquiry into the relevant matters, and (y) the knowledge of any director or executive officer of the Company or the Buyer, as applicable, as a prudent Person in the position of such Person who shall be deemed to have knowledge of such matters as he would have discovered had he made such enquiries and investigations as a prudent Person would have made to confirm the subject matter of the statement; for the avoidance of doubt, in the case of clause (y), it shall not include knowledge of matters that involve unanticipated or unexpected events that could arise in relation to the Company’s business of which such Person after having made the required enquiries and investigations would not have reasonably been expected to discover.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, deed of trust, title retention or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Laws, any lease, sub-lease, occupancy agreement, easement or covenant granting a right of use or occupancy to any Person, any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Management Lock-up Letter” means the Undertaking Letter executed by Kevin Xiaofeng Ma, Able Knight Development Limited and Joingear Limited dated December 15, 2019.

“Material Adverse Effect” means any result, occurrence, fact, change, development, condition, circumstance, event or effect that individually or in the aggregate with all other results, occurrences, facts, changes, developments, conditions, circumstances, events and effects, is or could reasonably be expected to (i) cause a reduction or increase of at least US$10,000,000 in the total net profits or net losses of the Company for the fiscal year ended December 31, 2019, as the case may be, or a reduction of at least US$10,000,000 in the total net assets of the Company, or (ii) materially hinder, prevent or delay the consummation of the transactions contemplated hereby or by any other Transaction Documents, provided, however, that any material change or effect that results or arises from or relates to any of the following shall not be deemed to constitute or be taken into account in determining a “Material Adverse Effect”: (a) material changes in (i) economic, banking, currency, capital market, regulatory, political or other similar conditions (including acts of war, declared or undeclared, armed hostilities and terrorism), financial, securities, commodities or other market conditions or prevailing interest rates, (ii) conditions or developments generally affecting the industry in which the Company and its Subsidiaries operate, (iii) Applicable Law or accounting standards, principles or interpretations, and (iv) act of God, natural disaster, similar calamity or other force majeure event, unless, in the case of the foregoing clauses (i), (ii) or (iii) such changes have a materially disproportionate effect on the Company and its Subsidiaries taken as a whole, relative to other participants of similar size in the industry and operating generally in the same geographic locations that the Company and its Subsidiaries operate, (b) any action, omission, change, effect, circumstance or condition attributable to or contemplated by the announcement, execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including by reason of the identity of the Buyer or any communication by the Buyer regarding its plans or intentions with respect to the conduct of the business of the Company), (c) any failure by the Company and its Subsidiaries to meet any internal or publicly disclosed projections or forecasts, provided, however, that this exception does not preclude any result, occurrence, fact, change, development, condition, circumstance, event or effect that may have given rise to such failure from being considered in the determination of the Material Adverse Effect, (d) seasonal changes beyond the control of the Company or its Subsidiaries in the results of operations of the Company or any of its Subsidiaries, (e) any action or omission by the Buyer, or (f) any action taken at the written request of the Buyer.

“Memorandum and Articles” means the Third Amended and Restated Memorandum and Articles of Association of the Company in effect, as amended and restated from time to time.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“PRC” means People’s Republic of China, excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and the island of Taiwan.

“Proceeding” means any legal, administrative, arbitral or other claims, suits, actions or proceedings or governmental or regulatory investigations.

“Related Party” means any Affiliate, officer, director, supervisory board member or holder of more than ten percent (10%) of the equity securities of any of the Company and its Subsidiaries, and any Affiliate or associate of any of the foregoing.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means any Shares or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company.

“Shares” means common shares of the Company of par value US$0.01 per share.

“Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company, and includes the VIE Entity and its subsidiaries.

“Tax” means any tax, duty, deduction, withholding, impost, levy, fee, assessment or charge of any nature whatsoever (including, without limitation, income, franchise, value added, sales, use, excise, stamp, customs, documentary, transfer, withholding, property, capital, employment, payroll, ad valorem, net worth or gross receipts taxes) imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, national or other body in the PRC, the United States or elsewhere (a “Taxing Authority”), and any interest, addition to tax, penalty, surcharge or fine in connection therewith.

“Transaction Documents” means this Agreement, the Investor Rights Agreement and the Management Lock-up Letter.

“US GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession that are in effect from time to time, as codified and described in FASB Statement No. 18, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and applied consistently throughout the periods involved.

“VIE Entity” means ATA Intelligent Learning (Beijing) Technology Limited, a company incorporated under the laws of the PRC.

Section 1.02.Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, and Exhibits are to Articles, Sections, and Exhibits of this Agreement unless otherwise specified. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. References to “$”, “US$”, “$US”, “U.S. Dollars”, “US dollars”, “USD” or “dollars” are to the currency of the United States of America.

ARTICLE 2

PURCHASE AND SALE

Section 2.01.Subscription and Sale.

(a)At the closing, upon the terms and subject to the conditions of this Agreement, the Company agrees to sell to the Buyer, and the Buyer agrees to purchase from the Company, free and clear of any Liens, the number of the Shares (the “Subscription Shares”) as set forth opposite the name of the Buyer in Exhibit A attached hereto (with all ancillary rights pertaining thereto) at a per share purchase price of US$1.77 and for an aggregate consideration as set forth opposite the name of the Buyer in Exhibit A attached hereto (the “Subscription Price”), which shall be paid in the manner described in Section 2.04.

(b)If, in the period from the date hereof to the Closing Date (with respect to the Subscription Shares), the Company announces an intention to pay any dividend on any Share or changes the number of Shares or securities convertible into or exchangeable or exercisable for Shares issued and outstanding during such period as a result of a reclassification, share split (including a reverse share split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or any similar transaction, the Subscription Price for each Subscription Share shall be equitably adjusted to reflect such change.

Section 2.02. Closing. The closing of the purchase, subscription and sale of the Subscription Shares hereunder (the “Closing”) shall take place remotely via the exchange of documents and signatures on a date as agreed among the Parties and in no event later than January 1, 2020, subject to the satisfaction, or, to the extent permissible, waiver by the party or parties entitled to the benefit, of each condition set forth in Article 7 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction, or, to the extent permissible, waiver by the party or parties entitled to the benefit, of those conditions at the Closing), or at such other time or place as the Parties may mutually agree in writing.

Section 2.03Closing Deliveries by the Company. At the Closing, the Company shall deliver, or cause to be delivered, to the Buyer:

(a)an extract of the register of members of the Company, dated as of the Closing Date and duly certified by the registered agent of the Company, evidencing the ownership by the Buyer of the Subscription Shares purchased by the Buyer, provided that 690,883 Subscription Shares shall be indicated as unpaid shares until the related Subscription Price is fully paid;

(b)a PDF copy of the share certificate registered in the name of the Buyer, representing 4,971,751 Subscription Shares purchased by the Buyer;

(c)a PDF copy of the share certificate registered in the name of the Buyer, representing 690,883 Subscription Shares purchased by the Buyer, with a note marked on the share certificate indicating that such number of 690,883 Subscription Shares are unpaid; and

(d)the investor rights agreement in form and substance as attached hereto as Exhibit B (the “Investor Rights Agreement”), duly executed by all parties thereto other than the Buyer;

Upon available and following the Closing within a reasonable period, the Company shall deliver, or cause to be delivered, to the Buyer the duly signed share certificates as mentioned in the above Section 2.03 (b) and (c) registered in the name of the Buyer, representing the Subscription Shares purchased by the Buyer.

Section 2.04Deliveries by the Buyer at and after the Closing:

(a)at the Closing, the Buyer shall deliver, or cause to be delivered, to the Company an amount equal to USD 8.8 million, in immediately available same-day funds by wire transfer to an account designated by the Company; on and before March 31, 2020, the Buyer shall deliver, or cause to be delivered, to an account designated by the Company the remaining Subscription Price in an amount of USD 1,222,862.18, in immediately available same-day funds. For avoidance of doubt, if the Buyer pays the aforementioned USD 1,222,862.18 to the Company on and before March 31, 2020, the Company shall update the register of members of the Company to indicate such number of 690,883 Subscription Shares has been fully paid and reissue a share certificate representing 690,883 Subscription Shares purchased by the Buyer indicating that such shares has been fully paid; if the Buyer fails to pay such USD 1,222,862.18 on and before March 31, 2020, unless the Company elects otherwise, the corresponding 690,883 Subscription Shares shall be automatically forfeited without any further action and consent from the Buyer. If necessary or so required by the Company, the Buyer shall use its best efforts to take or cause to be taken all actions (including but not limited to surrender the share certificate representing 690,883 Subscription Shares to the Company), to do or cause to be done, to execute such further instruments, and to assist and cooperate with the Company in doing, all things necessary, proper or advisable under applicable laws or otherwise to make effective such forfeiture.

(b)at the Closing, the Buyer (if it is an entity) shall deliver a copy of the board resolutions of the Buyer evidencing approval of the execution, delivery and performance by the Buyer of this Agreement and the other Transaction Documents to which it is a named party and the consummation of the transactions contemplated hereunder and thereunder; and

(c)at the Closing, the Buyer shall deliver to the Company certificates, dated as of the Closing Date executed by an authorized officer of the Buyer or by the Buyer himself or herself, if the Buyer is an individual, certifying that (i) the Buyer has performed in all material respects all of its covenants, agreements and obligations hereunder required to be performed by it at or prior to the Closing Date and (ii) the representations and warranties of the Buyer contained in Article 4 hereof and in any certificate or other writing delivered by the Buyer pursuant hereto (A) that are qualified by materiality or any similar qualification or standard shall be true at and as of the Closing Date as if made at and as of such date and (B) that are not qualified by materiality or any similar qualification or standard are true in all material respects at and as of the Closing Date as if made at and as of such time.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer as of the date hereof and as of the Closing Date that, except as set forth in the Company SEC Documents filed prior to the date of this Agreement (without giving effect to any amendment thereto filed on or after the date of this Agreement) (excluding disclosures of non-specific risks faced by the Company included in any forward-looking statement, disclaimer, risk factor disclosure or other similarly non-specific statements that are cautionary, predictive, general or forward-looking in nature):

Section 3.01.Organization and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted.

The Memorandum and Articles are in full force and effect. The Company is not in violation of any of the provisions of its Memorandum and Articles in any material respect.

Section 3.02.Subsidiaries. Each of the Company’s Subsidiaries has been duly organized, is validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as currently conducted.

Section 3.03.Capitalization. The authorized share capital of the Company consists of 500,000,000 Shares. As of the date of this Agreement, 56,626,346 Shares are issued and outstanding. Pursuant to the Company’s Second Amended and Reinstated 2008 Share Incentive Plan, as amended (the “Company Share Plan”), 7,423,815 Shares were reserved for issuance under the Company Share Plan. Except as set forth in this Section 3.03, as of the date of this Agreement, no Securities were issued, reserved for issuance or outstanding and no securities of any of its Subsidiaries convertible into or exchangeable or exercisable for any Securities were issued or are outstanding, except as described in the Company SEC Documents (as defined under Section 3.08). There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which holders of the Shares may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth above in this 3.03, as of the date of this Agreement, there are no Securities (including without limitation any shareholder rights plan or “poison pill”), stock-based performance units, share appreciation rights or other rights, Contracts or undertakings of any kind to which the Company is a party or by which the Company is bound (A) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional securities or any Voting Company Debt, (B) obligating the Company to issue, grant or enter into any such securities, stock-based performance units, share appreciation rights or other rights, Contracts or undertakings or (C) that give any Person the right to receive any economic interest of a nature accruing to the holders of the Shares, including any stock-based performance unit, share appreciation right or similar right or interest based on shares of capital stock of the Company.

Section 3.04.Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver this Agreement and perform its obligations under this Agreement and the other Transaction Documents and perform its obligations under this Agreement and the other Transaction Documents and to issue the Subscription Shares in accordance with the terms hereof. The Company Board has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Documents and approved the consummation of the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents have been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Buyer, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”).

Section 3.05.No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby will not (a) result in a violation of the Memorandum and Articles, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any of its Subsidiaries is a party, or (c) result in a violation of any Applicable Law to the Company or by which any property or asset of the Company is bound or affected, except, in the case of (b) above, for such conflict, default or violation or such binding or effect as would not result in a Material Adverse Effect.

Section 3.06.Consents. In connection with the entering into and performance of this Agreement and the other Transaction Documents, subject to the accuracy of the warranties of the Buyer in Section 4.03, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby or (b) any third party pursuant to any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained.

Section 3.07.Due Issuance; No General Solicitation.

(a)Subject to Section 2.04(a) above, the Subscription Shares, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid, non-assessable and free from all Liens, preemptive rights, rights of first refusal, subscription and similar rights, with the Buyer being entitled to all rights accorded to a holder of the Shares. Assuming the accuracy of the representations and warranties set forth in Section 4.04 of this Agreement, the offer and issuance by the Company of the Subscription Shares is exempt from registration under the 1933 Act.

(b)Neither the Company, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the 1933 Act) in connection with the offer or sale of the Subscription Shares.

(c)None of the Company, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Subscription Shares under the 1933 Act, whether through integration with prior offerings or otherwise.

Section 3.08.SEC Filings. The Company has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to the 1933 Act or the 1934 Act during the twelve (12) months preceding the date of this Agreement (all of the foregoing documents filed with or furnished to the SEC and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “Company SEC Documents”). As of their respective filing or furnishing dates, the Company SEC Documents complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, as applicable, to the respective Company SEC Documents, and none of the Company SEC Documents, at the time they were filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC or its staff.

Section 3.09.Financial Statements. As of their respective dates, the financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The consolidated financial statements (including any related notes thereto) included or incorporated by reference in the Company SEC Documents fairly presented in all material respects the consolidated financial position of the Company as of the dates indicated therein and the consolidated results of its operations, cash flows and changes in shareholders’ equity for the periods specified therein. Such financial statements were prepared in accordance with US GAAP applied on a consistent basis (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, subject to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

Section 3.10.No Undisclosed Liabilities. Since June 30, 2019, the Company and its Subsidiaries have not had any liabilities or obligations other than (a) liabilities or obligations reflected on, reserved against, or disclosed in the Company’s balance sheet as of June 30, 2019 (excluding those discharged or paid in full prior to the date of this Agreement), (b) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (c) liabilities incurred since June 30, 2019 in the ordinary course of business consistent with past practices and (d) any liabilities incurred pursuant to this Agreement. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act) that have not been so described in the Company SEC Documents nor any obligations to enter into any such arrangements.

Section 3.11.Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures as such terms are defined in, and required by, Rule 13a-15 or Rule 15d-15 under the 1934 Act. Such disclosure controls and procedures are effective to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations and (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting for the fiscal year ended December 31, 2018 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there is no reason that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, if and when next due.

Section 3.12.Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, since June 30, 2019, the Company have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)any Material Adverse Effect;

(b)any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any Taxing Authority to change) in any material aspect of the method of accounting of the Company for Tax purposes;

(c)any incurrence of material indebtedness for borrowed money, or any guarantee of such indebtedness for another Person, or, except in the ordinary course of business, creation or allowing to exist any Lien of any nature securing obligations on any of material property, undertaking, assets or rights of the Company, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company;

(d)any receiver, trustee, administrator or other similar Person appointed or commence any bankruptcy or insolvency-related proceeding in relation to the affairs of the Company or its property or any part thereof;

(e)(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of the Company (except for dividends or other distributions to any of the Company’s wholly owned Subsidiaries or (ii) any redemption, repurchase or other acquisition of any share capital of the Company, except such redemptions, repurchases or acquisitions as have been made through the Company’s existing 10b-18 share repurchase program;

(f)change of the accounting firm responsible for the audit of the Company, or any material change in any method of accounting or accounting practice by the Company;

(g)any adoption of resolution to approve petition or similar proceeding or order in relation to a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company; or

(h)any agreement to carry out any of the foregoing.

Section 3.13.No Sale to the U.S. None of the Company, its Affiliates, or any Person acting on its or their behalf has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, sell or offer to sell or otherwise negotiate in respect of, in the United States or to any United States citizen or resident, any security that is or would be integrated with the sale of the Subscription Shares in a manner or under circumstances that would require the registration of the Subscription Shares under the 1933 Act.

Section 3.14.No Directed Selling Efforts. None of the Company, its Affiliates, or any person acting on its or their behalf has engaged in any directed selling efforts (within the meaning of Regulation S) with respect to the Subscription Shares, and each of the Company, its Subsidiaries, their respective Affiliates and each person acting on its or their behalf has complied with the offering restrictions requirement of Regulation S.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Company as of the date hereof and as of the Closing Date that:

Section 4.01.Corporate Existence and Authorization. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. On or prior to the Closing Date, the Buyer shall have obtained the approval from its board of directors in relation to the execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereunder. The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of the Buyer and have been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement constitutes a valid and binding agreement of the Buyer, subject to the Bankruptcy and Equity Exception.

Section 4.02.No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby will not (a) result in a violation of its constitutional documents including the memorandum and articles of association of the Buyer, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Buyer is a party, or (c) result in a violation of any Applicable Law with respect to the Buyer or by which any property or asset of the Buyer is bound or affected, except, in the case of (b) above, for such conflict, default or violation or such binding or effect as would not result in a material adverse effect on the businesses and operations of the Buyer.

Section 4.03.Consent. In connection with the entering into and performance of this Agreement, subject to the accuracy of the warranties of the Buyer in Section 4.01 and that of the Company in Section 3.06, the Buyer is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby; or (b) any third party pursuant to any agreement, indenture or instrument to which the Buyer is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for such consents, authorizations, orders, filings or registrations that, if not obtained or made, would not result in a material adverse effect on the businesses and operations of the Buyer.

Section 4.04.Status. The Buyer is either (a) not a U.S. Person (as defined in Rule 902 of Regulation S) or (b) an “accredited investor” within the meaning in Rule 501 of Regulation D. the Buyer has the knowledge, sophistication and experience necessary to make an investment decision like that involved in the transactions contemplated hereunder and can bear the economic risk of its investment in the Subscription Shares. The Buyer has such knowledge and experience in financial and business matters as to enable it to make an informed decision with respect to the purchase of the Subscription Shares. The Buyer is a sophisticated investor and has independently evaluated the merits of its decision to purchase the Subscription Shares.

Section 4.05.Investment Intent. The Buyer is acquiring the Subscription Shares for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the 1933 Act. The Buyer does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to any person with respect to the Subscription Shares.

Section 4.06.General Solicitation. The Buyer is not purchasing the Subscription Shares as a result of any general solicitation or general advertising (within the meaning of Regulation D of the 1933 Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

Section 4.07.Securities Not Registered. The Buyer understands that the Subscription Shares have not been registered under the 1933 Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the 1933 Act, and that the Securities must continue to be held by the Buyer unless a subsequent disposition thereof is registered under the 1933 Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. The Buyer understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the 1933 Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of the Buyer’s control and which the Company is under no obligation and may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

Section 4.08.Brokers and Finders. The Buyer is not a party to any agreement, arrangement or understanding with any Person that would give rise to any valid right, interest or claim against or upon the Buyer for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated hereby.

Section 4.09.Availability of Funds. The Buyer has, or at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay all amounts required to be paid by the Buyer pursuant to Section 2.04 of this Agreement.

ARTICLE 5

COVENANTS OF THE COMPANY

Section 5.01.Compliance and Other Actions Prior to Closing. From the date hereof until the Closing, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and affairs in the ordinary course of business consistent with past practice and shall use its commercially reasonable efforts to preserve substantially intact its business organization, keep available the services of its current officers, key employees, and key consultants and contractors and preserve its current relationships and goodwill with Governmental Authorities, key customers and suppliers, and any other persons with which the Company and its Subsidiaries have relations.

Section 5.02.Listing of Securities. The Company shall take all reasonable action necessary to continue the listing and trading of its American depositary shares on the Nasdaq Global Market and shall comply with the Company’s reporting, filing and other obligations under the rules of the Nasdaq Global Market, in each case, through the Closing.

Section 5.03.Reservation of Shares. The Company shall ensure that it has sufficient number of duly authorized Shares at the Closing to comply with its obligations to issue the Subscription Shares.

ARTICLE 6

ADDITIONAL COVENANTS; COVENANTS OF THE BUYER

Section 6.01.Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement (including the satisfaction, but not the waiver, of the conditions set forth in Article 7). During the period from the date of this Agreement through the Closing Date, except as required by Applicable Law, as contemplated by this Agreement or with the prior written consent of the other Party hereto, no Party will take any action which, or fail to take any action the failure of which to be taken, would, or would reasonably be expected to (a) result in any of the representations and warranties set forth in Article 3 or Article 4 on the part of the Party taking or failing to take such action being or becoming untrue in any respect, (b) result in any conditions set forth in Article 7 not to be satisfied, or (c) result in any material violation of any provision of this Agreement.

Section 6.02.Public Disclosure. Without limiting any other provision of this Agreement, the Company shall be entitled to, to the extent permitted by Applicable Law, issue any press release or public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and the Buyer will not issue any press release or make any public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby prior to obtaining written consent from the Company, except as may be required by Applicable Law or any listing agreement with or requirement or rules of the applicable securities exchange.

Section 6.03.Confidentiality.

(a)Subject to the exceptions set forth in this Section 6.03, each Party acknowledges and agrees that the following are confidential (“Confidential

Information”): this Agreement and the other Transaction Documents, the transactions contemplated herein and therein, information regarding this Agreement and the other Transaction Documents, information regarding the Company, the Buyer and its Affiliates, and information, materials and documents obtained pursuant to this Agreement, with the exception that any of the foregoing which (i) is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement or other obligation of confidentiality, (ii) was available on a nonconfidential basis prior to its disclosure pursuant to this Agreement or the transactions contemplated hereunder, or (iii) becomes available on a nonconfidential basis from a Person who is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

(b)No disclosure of the Confidential Information is permitted except (i) to employees and/or business, legal or financial advisors of the Company or the Buyer as necessary to the performance of its obligations in connection herewith and with this Agreement so long as such Persons agree to maintain the confidentiality of the Confidential Information so disclosed, (ii) as the Parties may mutually agree in writing (including the language of any disclosure), (iii) to any Governmental Authority to the extent reasonably required for the purposes of the Tax affairs of the party, (iv) to the extent advised by competent legal counsel that such disclosure is required by Applicable Law (including but not limited to the rules or requirements of any stock exchange) or Governmental Authority, in which case the Parties shall, to the extent allowed under the circumstances, in good faith attempt to agree on the content of the disclosure, (v) that the Company and the Buyer may be required to file with the SEC such announcements, shareholders’ circulars or other documents and such schedules and forms as may be required under Applicable Law or rules or requirements of the SEC, as applicable, which may need to contain information relating to this Agreement and other Transaction Documents and the transactions contemplated hereunder and thereunder and information relating to the Company and its Affiliates and as an exhibit thereto a copy of this Agreement, and nothing contained in this Section 6.03 is intended to limit or restrict such ability to file such schedules and forms or any amendments thereto. The covenants set forth in this Section 6.03 will survive any termination of this Agreement.

Section 6.04.Notices of Certain Events. Each Party shall promptly notify the other Party of:

(a)any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)any Proceeding commenced or, to the Knowledge of such Party, threatened against, relating to or involving or otherwise affecting such Party that, if pending on the date of this Agreement, would or could reasonably be expected to hinder, prevent or delay the consummation of the transactions contemplated hereunder;

(d)any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 7.01 or Section 7.02 (as the case may be) not to be satisfied; and

(e) any failure by such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause the conditions set forth in Section 7.01 or Section 7.02 (as the case may be) not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.01.Conditions to Obligations of the Company. The obligations of the Company to issue and sell the Subscription Shares at the Closing are subject to the satisfaction, or waiver by the Company, of each of the following conditions:

(a) the receipt by the Company of same-day funds in the full amount of the Subscription Price for the Subscription Shares being purchased;

(b) The representations and warranties made by the Buyer in Article 4 hereof shall be true, correct and complete in all material aspects with respect to the subjects covered therein when made, and shall be true, correct and complete in all material aspects as of the Closing Date with the same force and effect as if they had been made on and as of such date subject to changes contemplated by this Agreement (except in either case for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true, correct and complete in all material respects as of such particular date);

(c) Each of the parties to the Transaction Documents, other than the Company, shall have executed and delivered such Transaction Documents that are required to be executed by it to the Company; and

(d) No provision of any applicable laws or action by any Governmental Authority shall prohibit, challenge or seek to make illegal the consummation of any transactions contemplated by the Transaction Documents.

Section 7.02.Conditions to Obligation of the Buyer. The obligations of the Buyer to purchase its Subscription Shares and pay its Subscription Price on the Closing Date are subject to the fulfillment and the satisfaction or waiver by the Buyer of each of the following conditions:

(a) Trading in the Company’s American depositary shares shall not have been suspended by the SEC or the Nasdaq Global Market (except for any suspensions of trading of not more than one trading day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Company’s American depositary shares shall have been at all times since such date listed for trading on the Nasdaq Global Market;

(b) The representations and warranties made by Company in Article 3  hereof shall be true, correct and complete in all material aspects with respect to the subjects covered therein when made, and shall be true, correct and complete in all material aspects as of the Closing Date with the same force and effect as if they had been made on and as of such date subject to changes contemplated by this Agreement (except in either case for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true, correct and complete in all material respects as of such particular date);

(c) The Management Lock-up Letter shall have been duly executed and delivered to the Company; and

(d) There is no Material Adverse Effect since June 30, 2019, except for any disclosed in any press release or filings (if any) as filed, furnished or disclosed by the Company with the SEC pursuant to the 1933 Act or the 1934 Act.

ARTICLE 8

SURVIVAL

Section 8.01.Survival. Other than the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.07, Section 4.01, Section 4.02 and Section 4.08, which shall survive the Closing indefinitely, and the representations and warranties set forth in Section 3.08, which shall survive the Closing until the date that is one (1) year after the Closing, the representations and warranties of the Parties set forth in Article 3 and Article 4 of this Agreement shall survive the execution and delivery of this Agreement and the Closing until the date that is one (1) year after the Closing. The covenants and other agreements of each Party contained in this Agreement shall survive the Closing until fully discharged in accordance with their terms, except for those covenants and agreements which shall be complied with or discharged prior to the Closing in accordance with the terms of this Agreement.

ARTICLE 9
TERMINATION

Section 9.01.Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)by mutual written agreement of the Company and the Buyer; or

(b)by written notice from the Company or the Buyer to the other Party, if there shall be any Applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited.

Section 9.02.Effect of Termination. If this Agreement is terminated as permitted by Section 9.01, this Agreement shall cease to have any further effect, except that provisions of Section 6.03, this Article 9 and Article 10 shall survive such termination. Except as otherwise provided herein, a termination pursuant to Section 9.01 shall be without liability of either Party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other Party to this Agreement.

ARTICLE 10
MISCELLANEOUS

Section 10.01.  Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Buyer, to:

Address: 上海虹梅路2007号远中产业园1号楼3楼

3/F, Building 1, Yuanzhong Industrial Park, No. 2007, Hongmei Road, Shanghai

Attention: Mr. Pengjian Shi (史鹏健)

Facsimile: ---

Email: liuhecap@163.com

if to the Company, to:

Address: 1/F East Gate, Building No.2, Jian Wai SoHo, No.39, Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China

Attention: Ms. Amy Tung, Chief Financial Officer

Facsimile: 8610-5869-8106

Email: amytung@atai.net.cn

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other Party. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 10.02. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law, unless otherwise provided for in this Agreement.

Section 10.03.  Expenses. Except as otherwise provided herein, all costs and expenses (including but not limited to transfer, documentary, sales, use, stamp, registration and other similar Taxes) incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 10.04.  Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto; except that the Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Related Parties at any time and (ii) after the Closing Date, to any Person; provided that no such transfer or assignment shall relieve the Buyer of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to the Buyer.

Section 10.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to conflict of law principles.

Section 10.06.  Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the Parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 10.06;

(c)The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)The Parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

Section 10.07.  Professional Fees. Each of the Parties shall pay its own fees and expenses, including legal, accounting and out-of-pocket costs incurred by it in connection with the transactions contemplated hereby.

Section 10.08. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

Section 10.09. Entire Agreement. This Agreement together with the other Transaction Documents constitutes the entire agreement between the Parties with respect to the subject matter of hereof and thereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.

Section 10.10.  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.11.  No Partnership. The Parties expressly do not intend to form a partnership, either general or limited, under any jurisdiction’s partnership law. The

Parties do not intend to be partners to each other, partners to any third party, or create any fiduciary relationship among themselves, solely by virtue of transactions contemplated hereby or the Buyer’s status as holder of the Subscription Shares.

Section 10.12.  Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other parties may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ATA Creativity Global

By: /s/Kevin Xiaofeng Ma

Name: Kevin Xiaofeng Ma

Title: Chairman and CEO

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CL-TCC

By: /s/Xinwei Wu

Name: Xinwei Wu (武新玮)

Title: CEO

EXHIBIT A

BUYER

Name of Buyer	Number of Subscription Shares Purchased	Subscription Price
CL-TCC	5,662,634	USD 10,022,862.18

EXHIBIT B

FORM OF INVESTOR RIGHTS AGREEMENT